UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD Specialized Disclosure Report

Takeda Yakuhin Kogyo Kabushiki Kaisha
(Exact name of the registrant as specified in its charter)

Takeda Pharmaceutical Company Limited
(Translation of Registrant’s name into English)

Japan	001-38757	Not Applicable
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan
(Address of principal executive offices)

Costa Saroukos Tel: +81-3-3278-2306
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Item 1.01 Conflict Minerals Disclosure and Report Conflict Minerals Disclosure
The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the SEC Division of Corporation Finance on April 7, 2017.

This Conflict Minerals Disclosure is for the year ended December 31, 2020. Conflict minerals are defined for purposes of this disclosure as casserite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.

Summary of Process Used to Determine Whether Company Products Contain Conflict Minerals

Takeda Pharmaceutical Company Limited (“Takeda” or the “Company”) has established procedures and processes for collecting, reviewing and evaluating the presence and use of conflict minerals within its products, including the implementation of a global policy document outlining the procedure for conflict minerals management and compliance. As required by Rule 13p-1, the Company conducted a review of its products, within the scope, to determine whether those products contain conflict minerals and, subsequently commenced a Reasonable Country of Origin Inquiry (“RCOI”) for any products that do contain such conflict minerals as outlined in more detail below. The Company’s review process takes into account the fact that pharmaceutical manufacturing processes are complex, highly regulated, and vary widely from product to product. A significant number of suppliers and third parties are involved across all steps of the manufacturing process starting with raw materials and ending with the finished product that a patient receives. As a result, Takeda elected to use a “product-centric” approach rather than a “supplier-centric” approach in performing its material inquiry for this current effort.

Product Description

For the year ended December 31, 2020, the Company identified the following products that are subject to disclosure under Rule 13p-1, all of which are used in the delivery of drug products to its patients: Baxject (II), Baxject (III), the Flowease Infusion Set, the Dual Vial Units package, the Wide Neck DVU, Natpar mixing device, Q-Cliq Pen, Natpar Pen, Mix2Vial reconstitution device, Entyvio Prefilled Syringe and Entyvio Auto Injector.

Reasonable Country of Origin Inquiry and Due Diligence Related to the Source and Chain of Custody of the Conflict Minerals

Takeda requested the supplier of the conflict minerals used in of each of the products above to complete the Electronic Industry Citizenship Coalition- Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Common Reporting Template ("CMRT") related to the products identified above. The EICC-GeSI CMRT is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide. Given Takeda’s position in the supply chain as a “downstream” company, the Company has to rely on its suppliers to conduct their own survey of their “upstream” supply chain in relation to the conflict minerals used in its products.

Takeda reviewed each CMRT received from responding suppliers for completeness and consistency of answers and reached out to each responding supplier to provide additional clarifications. As a result, Takeda believes that its RCOI process was reasonably designed and performed in good faith to determine whether any of the necessary conflict minerals incorporated into the products described above under “Product Description” originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or from recycled or scrap sources.

Based on Takeda’s RCOI process and the responses received from the surveyed suppliers for the 2020 calendar year, Takeda concluded that it has no reason to believe that the conflict minerals incorporated into the products described under “Product Description” may have originated in the Covered Countries or that the conflict minerals contained in such products are not “DRC conflict-free.”

Public Conflict Minerals Disclosure

The information contained in this Form SD is publicly available on our website at www.takeda.com/what-we-do/suppliers/. The website and the information accessible through it are not incorporated into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Takeda Pharmaceutical Company Limited

By:	/s/ Costa Saroukos
	Name:	Costa Saroukos
	Title:	Director and Chief Financial Officer

Date: May 17, 2021